Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund December 2011 Update
January 23, 2012

Supplement dated January 23, 2012 to Prospectus dated April 29, 2011
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.0%	-13.0%	$45.5M	$1,295.84
B	-0.1%	-13.5%	$461.2M	$1,099.04
Legacy 1	0.1%	-11.0%	$5.7M	$912.23
Legacy 2	0.1%	-11.4%	$15.8M	$903.06
Global 1	0.1%	-11.2%	$13.5M	$874.34
Global 2	0.0%	-11.4%	$28.2M	$866.22
Global 3	-0.1%	-13.0%	$229.0M	$822.60
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The euro posted steady losses against counterparts throughout December as Eurozone officials were unable to develop a new bailout plan and there remained ongoing weak economic indicators across the region.   The U.S. dollar rose, supported by better-than-expected domestic housing and industrial production data and increased demand for safe haven currencies.

Energy:   Crude oil markets finished lower as weak industrial forecasts and instability in the Eurozone financial system weighed heavily on prices.  U.S. Energy Information Administration reports showing a larger-than-expected rise in domestic inventories also put pressure on crude oil markets.  Natural gas prices declined due to elevated supply and weak demand caused by unseasonably warm temperatures in the U.S.

Equities:  North American and Asian equity markets posted gains for December due to a late-month surge caused by strong housing starts and industrial production data.  In the Eurozone, the Dax and Dow Jones Eurostoxx Indices both experienced setbacks due to the ongoing turmoil in the European fixed-income markets weighed on investor sentiment.

Fixed Income:  U.S. Treasury markets posted strong gains as investors sought safe-haven investments prior to year-end.  Intramonth declines in the equity markets and fears concerning another global recession added to Treasury gains.  German bund markets rallied in response to the disappointing results from Spanish and Italian bond auctions.

Grains/Foods:  Grains markets generally rose because of supply concerns stemming from adverse weather in key South American farming regions.  Lean hogs prices declined due to weak demand from China.  Live cattle markets registered profits in Decembers as snowfall in the Plains states affected key meat shipping routes in the U.S.

Metals:  Gold prices fell over 10% as investors liquidated positions in response to a strong U.S. dollar rally.  A reduction in safe-haven buying caused by optimistic economic indicators also played a role in a driving gold markets lower.  Base metals prices generally fell in December, driven lower by speculation that weak industrial demand would continue because of uncertainty surrounding the outlook for the global economy.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY
JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION
UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2011

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$895,199	$-24,197,669
Change In Unrealized Income (Loss)	3,023,436	-28,012,539
Brokerage Commission	-213,285	-2,663,034
Exchange, Clearing Fee and NFA Charges	-61,463	-1,405,379
Other Trading Costs	-763,747	-9,205,864
Change in Accrued Commission	-4,197	68,355
Net Trading Income (Loss)	2,875,943	-65,416,130

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$137,360	$2,336,121
Interest, Other	42,163	730,658
U.S. Government Securities Gain (Loss)	0	0
Dividend Income/GP Guarantee for MFG Balances	0	72,393
Total Income (Loss)	3,055,466	-62,276,958

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-560,092	5,770,762
Operating Expenses	173,782	2,237,119
Organization and Offering Expenses	200,428	2,567,526
Brokerage Expenses	3,998,509	52,485,967
Dividend Expenses/MFG Provision	0	159,212
Total Expenses	3,812,627	63,220,586

Net Income (Loss)	$-757,161	$-125,497,544

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$825,254,178	$891,912,771
Additions	5,079,878	170,239,418
Net Income (Loss)	-757,161	-125,497,544
Redemptions	-30,734,704	-137,812,454
Balance at December 31, 2011	$798,842,191	$798,842,191

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,295.839	35,128.47043	$45,520,838	-0.05%	-12.95%
B	$1,099.044	419,596.12022	$461,154,715	-0.11%	-13.52%
Legacy 1	$912.225	6,235.83645	$5,688,489	0.14%	-11.00%
Legacy 2	$903.063	17,534.91890	$15,835,135	0.12%	-11.45%
Global 1	$874.340	15,389.99540	$13,456,088	0.06%	-11.18%
Global 2	$866.220	32,561.23709	$28,205,200	0.04%	-11.43%
Global 3	$822.597	278,364.25219	$228,981,726	-0.11%	-13.05%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership